

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2016

Mr. Joel L. Thomas
Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
PO Box 2009
Morrisville, NC 27560

> Re: **Alliance One International, Inc.**
> **Form 10-K for the Year Ended March 31, 2015**
> **Filed June 8, 2015**
> **Form 8-K filed on August 5, 2015**
> **File No. 001-13684**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2015

Note 1. Significant Accounting Policies

Other Income, page 45

1. We note from your disclosure that in connection with the sale of 51% of your formerly wholly owned Brazilian subsidiary, you received cash of $8,761. Considering that this was a cash transaction, please explain to us how you determined the fair value of the 49% retained noncontrolling interest, which equaled $19,161, was significantly higher than the 51% interest sold. As part of your response, please include the nature of the significant assumptions used in your valuation.

Note 10. Equity in Net Assets of Investee Companies, page 64

2. We note from your statement of operations that for the year ended March 31, 2015, your equity in net income of investee companies was approximately 62% of your consolidated

income before income taxes and other items. We also note from your disclosure in Note 10 that you have several equity method investments. Please confirm to us that none of your equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for the year ended March 31, 2015. If any of the investments met the requirements to be considered significant, please revise your filing to include these audited financial statements.

Form 8-K dated August 5, 2015

3. We note from your Highlights section that you disclose Adjusted EBITDA, a non-GAAP financial measure. Please revise this section to include a presentation, with equal of greater prominence, of the most directly comparable GAAP measure in this section, which appears to be net loss. See Item 10(e)(1)(i) of Regulation S-K and Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure